SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                          AMENDMENT No. 1
                  DUKE REALTY INVESTMENTS, INC.
                        (Name of Issuer)

                  COMMON STOCK, PAR VALUE $.01
                 (Title of Class of Securities)

                           264411 50 5
                         (CUSIP Number)

                       THOMAS L. HEFNER
               8888 KEYSTONE CROSSING, SUITE 12OO
                  INDIANAPOLIS, INDIANA  46240
                         (317) 574-3660
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                          March 1, 1997
                  (Date of Event Which Requires
                    Filing of this Statement)





                        Page 1 of 4 pages
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CUSIP NO.:  264411 50 5
---------------------------------------------------------------
(1)  Names of reporting persons ...............Thomas L. Hefner
     S.S. or I.R.S. Identification  Nos. of
     above persons ..........................   ###-##-####
---------------------------------------------------------------
(2)  Check the appropriate box if a member of a group
     (see instructions)                           (a)
                                                  ------------
                                                  (b)  x
                                                  ------------
---------------------------------------------------------------
(3)  SEC use only ..................................
---------------------------------------------------------------
(4)  Source of Funds (see instructions) ............   OO
---------------------------------------------------------------
(5)  Check if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)........
---------------------------------------------------------------
(6)  Citizenship or place of organization ........United States
---------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power .......................  679,783
---------------------------------------------------------------
     (8)  Shared voting power .....................1,061,058
---------------------------------------------------------------
     (9)  Sole dispositive power ..................  679,783
---------------------------------------------------------------
     (10) Shared dispositive power ................1,061,058
---------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
     reporting person ............................ 1,740,841
---------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions) .............
---------------------------------------------------------------
(13) Percent of class represented by amount in Row (11) 5.3%
---------------------------------------------------------------
(14) Type of reporting person (see instructions) ..      IN
---------------------------------------------------------------

                       Page 2 of 4 pages

ITEM 1(a) SECURITY AND ISSUER

Name of issuer:          Duke Realty Investments, Inc.

Address of issuer's principal
executive offices:  8888 Keystone Crossing, Suite 1200
                    Indianapolis, Indiana  46240

Title of class of securities: Common Stock, par value $.01

ITEM 2    IDENTITY AND BACKGROUND

 (a) Name of person filing:   Thomas L. Hefner

 (b) Residence or business address: 8888 Keystone Crossing,Suite 1200
                                    Indianapolis, Indiana  46240

 (c) Present principal occupation and name,
     principal business and address where
     employment is conducted: President and Chief Executive Officer
                              Duke Realty Investments, Inc.
                              Real Estate Development
                              8888 Keystone Crossing, Suite 1200
                              Indianapolis, Indiana  46240

(d) During the last five years the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person filing this statement was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:   United States

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares were acquired by a merger of Park 100 Investors, Inc.
into Duke Realty Investments, Inc. The consideration provided was the reporting person's ownership interest in Park 100 Investors, Inc.

ITEM 4    PURPOSE OF TRANSACTION.
This filing corrects the information erroneously reported on
Schedule 13D filed on EDGAR on March 7, 1997. On March 1, 1997, Park 100 Investors, Inc. was merged into Duke Realty
Investments, Inc. The reporting person owned 12.2% of Park
100 Investors, Inc. and received 47,250 shares as a result of the merger. The only assets of Park 100 Investors, Inc.
prior to the merger were securities convertible to shares of Duke Realty Investments, Inc. Accordingly, there was no increase in the beneficial ownership shares by the reporting person as a result of the merger. The reporting person has no plans or proposals of the types described in the instructions to Item 4 of
Schedule 13D.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

(a)  Amount beneficially owned:    1,740,841

     Percent of class:             5.3%


                        Page 3 of 4 pages

(b)  Number of shares as to which such person has:

       (i)     Sole power to vote or direct the vote: 679,783
      (ii)     Shared power to vote or direct the vote:1,061,058*
     (iii)     Sole power to dispose or to direct the disposition
                of: 679,783
      (iv)     Shared power to dispose or to direct the disposition
               of: 1,061,058*
                   ----------

*Consists of securities owned by DMI Partnership which are exchangeable for shares of the issuer's common stock.

(c) On March 1, 1997, the reporting person acquired 47,250 shares as a result of a merger of Park 100 Investors, Inc. into Duke
Realty Investments, Inc.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The reporting person is a limited partner in Duke Realty Limited Partnership. He is also a shareholder, officer and director of each of the three corporate partners of DMI Partnership. The other shareholders of DMI Partnership are John W. Wynne, Darell E. Zink, Jr., Daniel C. Staton, Gary A. Burk, David R. Mennel and Michael Coletta. None of these relationships involve any contracts, arrangements or understandings with respect to the acquisition, ownership, voting or disposition of the securities of the Issuer.

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 5, 1997         /s/  Thomas L. Hefner
                                   -------------------------
                                         Thomas L. Hefner




                        Page 4 of 4 pages